XORTX Therapeutics Inc.
(the "**Corporation**")

Special Meeting

Wednesday, October 25, 2023 at 10:00 a.m. Mountain Time
3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1
(the "**Meeting**")

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.
7. To be valid, this proxy must be filed using one of the **Voting Methods** and *must be received by TSX Trust Company* before the **Filing Deadline for Proxy**, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

Electronic Delivery
If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so:

1) After you vote online at www.voteproxyonline.com using your control number.
2) Through TSX Trust's online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login

For details go to www.tsxtrust.com/consent-to-electronic-delivery

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

Investor inSite
TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions.

To register, please visit: https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form

For assistance, please contact TSX TRUST INVESTOR SERVICES.

Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1

Tel: 1-866-600-5869

Web: https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration

Email: tsxtis@tmx.com

FORM OF PROXY ("PROXY")

XORTX Therapeutics Inc.
(the "Corporation")

Special Meeting
Wednesday, October 25, 2023 at 10:00 a.m. Mountain Time
3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1

CONTROL NUMBER:

SECURITY CLASS: COMMON | **RECORD DATE: September 12, 2023** | **FILING DEADLINE FOR PROXY: Monday, October 23, 2023 at 10:00 a.m. Mountain Time**

APPOINTEES

The undersigned hereby appoints **Anthony Giovinazzo, Chairman** of the Corporation, whom failing **Allen Davidoff, Director and CEO** of the Corporation (the "Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any,

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Share Consolidation Resolution	FOR	AGAINST
To consider and vote on an ordinary resolution to amend the articles of the Company to provide for a consolidation of the Company's common shares on an up to nine (9) to one (1) basis, with such ratio to be determined at the discretion of the directors as more particularly described in the Management Information Circular of the Company dated September 20, 2023.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME	*Signature of registered owner(s)*	*Date (MM/DD/YYYY)*